September 14, 2018

Robert Kain
Chief Executive Officer
LunaTrust LLC
415 South Cedros Avenue, Suite 260
Solana Beach, California 92075

       Re: LunaTrust LLC
           Draft Offering Statement on Form 1-A
           Response Dated August 23, 2018
           CIK No. 0001741687

Dear Mr. Kain:

       We have reviewed your August 23, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 16, 2018 letter.

Draft Form 1-A response dated August 23, 2018

Preliminary Offering Circular, page 1

1. Please expand your response to prior comment 2 to provide your legal analysis regarding how the disclosure in the last paragraph added on page 41 represents an offering at a fixed price as required by Rule 251 of Regulation A. Alternatively, please revise the disclosure accordingly.
2. We note your response to prior comment 4. We see that you characterize the genotype contribution valuation and electronic health record valuation as market approach valuations. Please clarify for us how these analyses meet the definition of a market
 Robert Kain
FirstName LLC
LunaTrust LastNameRobert Kain
Comapany 14, 2018
September NameLunaTrust LLC
Page 2
September 14, 2018 Page 2
FirstName LastName
         approach, specifically addressing how you concluded that these two methodologies were based on identical or comparable assets and that they were conducted by similar enterprises or were comparable transactions.
3. You reference the "estimated value of the trait, genealogy and heath report to obtain a residual value calculation" in the first paragraph of page 5 of your response. Please quantify the estimated values assigned to these amounts, describe the underlying basis for these estimates and provide us your residual value calculation.
4. In the second paragraph of page 5 of your response you discuss that a mid-priced EHR record would contain an estimated 30% of the total information and that a GT file would represent 5% of the total value without establishing how these were estimated. You additionally describe that you assumed a mid-price of $20 per EHR. Please describe and support the underlying basis for the determination of these amounts.
5. Describe to us how your assessment that an individual who elects to provide an EHR to you will be more engaged with your community specifically impacted your assumptions and EHR valuation.
6. You describe the third analysis as a "discounted cash flow (net present value or NPV)
         analysis under the income approach." Please describe and quantify each significant assumption for this approach, including the discount rate utilized, the number of data files you anticipate collecting and average acquisition cost. Also describe the basis or rationale for the selected appropriate discount rate.
7. Please walk us through, by explaining your basis and showing your calculations, how you used the genotype file valuation to value the other member data. To the extent the relative methodologies are consistent, consider providing one or two examples only. As a related matter, walk us through your valuation of $0.07 per limited liability company interest.
8. Please tell us whether you obtained a contemporaneous valuation by an unrelated valuation specialist or how you otherwise assessed the reliability of your fair value estimates and assumptions.
 Robert Kain
LunaTrust LLC
September 14, 2018
Page 3

        You may contact Tara Harkins at 202-551-3639 or Kevin Kuhar, Accounting Branch
Chief, at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at 202-551-3498 or Tim Buchmiller, Senior
Attorney, at 202-551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNameRobert Kain
                                                           Division of
Corporation Finance
Comapany NameLunaTrust LLC
                                                           Office of
Electronics and Machinery
September 14, 2018 Page 3
cc:       John Tishler, Esq.
FirstName LastName